SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MAY TRAFFIC GROWS TO 15.4M GUESTS

           Ryanair Holdings plc today (Thurs, 2 Jun) released May traffic statistics as follows:

	Month			Rolling Annual
	May 21	May 22	Change	May 21	May 22	Change
GUESTS	1.8m	15.4m	+756%	30.2m	123.9m	+310%
L. FACTOR	79%	92%	+13 ppts	72%	84%	+12 ppts
    Ryanair operated over 88,400 flights in May.

Prior Months	Guests	L.F %
December 1	9.5m	81%
January 1	7.0m	79%
February 1	8.7m	86%
March2	11.2m	87%
April	14.2m	91%
May	15.4m	92%
1 Dec, Jan & Feb traffic was damaged by Omicron restrictions.
2 Mar traffic was damaged by the Russian invasion of Ukraine on 24 Feb.

ENDS

For further information
please contact:

Press Office                                               Piaras Kelly
Ryanair DAC                                             Edelman Ireland
Tel: +353-1-9451799                               Tel:+353-1-6789333
press@ryanair.com                                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 June, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary